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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                    INFORMATION TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                   Under the Securities Exchange Act of 1934

                            REUNION INDUSTRIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  761312-10-7
                                 (CUSIP Number)

                                 June 14, 2000
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   [_]        Rule 13d-1(b)

                   [X]        Rule 13d-1(c)

                   [_]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "FILED" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

CUSIP NO. 761312-10-7

(1)  Name of reporting persons......................    KSB ACQUISITION CORP.

(2)  Check the appropriate box if a member of a         (a)       [_]
     group (see instructions).......................    (b)       [_]

(3)  SEC use only

(4)  Citizenship or place of organization............   Delaware

Number of shares beneficially owned by each reporting person with:

(5)  Sole voting power...............................   None

(6)  Shared voting power.............................   968,685

(7)  Sole dispositive power..........................   None

(8)  Shared dispositive power........................   968,685

(9)  Aggregate amount beneficially owned by each
     reporting person................................   968,685

(10)  Check if the aggregate amount in Row (11)
      excludes certain shares (see instructions).....   [_]

(11)  Percent of class represented by amount in Row
      (11)...........................................   6.4%

(12)  Type of reporting person (see instructions)....   CO

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                     REUNION INDUSTRIES, INC. SCHEDULE 13G

ITEM 1.  ISSUER.

     (a) The name of the issuer is Reunion Industries, Inc., a Delaware corporation (the "ISSUER").

     (b) The address of Issuer's principal executive office is 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222.

ITEM 2.  REPORTING PERSON.

     (a) Name of person filing this Schedule 13G is KSB Acquisition Corp. (the "REPORTING PERSON").

     (b) Address of Reporting Person's principal business office is c/o is Stanwich Partners, Inc., One Stamford Landing, 62 Southfield Avenue, Stamford, Connecticut 06902.

     (c) The Reporting Person is a corporation organized under the laws of the State of Delaware.

     (d) This Schedule 13G covers the Issuer's Common stock, par value $.01 per share (the "COMMON STOCK").

     (e)  The CUSIP Number of the Common Stock is 761312-10-7.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a) ( ) Broker or dealer register under section 15 of the Act (15 U.S.C. 78c).

     (b) ( )  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ( ) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ( ) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) ( ) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

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      (g) ( ) A parent holding company or control person in accordance with Rule
13d-1(b)(1)(ii)(G).

      (h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) ( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) ( ) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4.  OWNERSHIP

Amount Beneficially Owned:

     (a) As of June 14, 2000, the Reporting Person was the beneficial and record owner of 968,685 shares (the "SHARES") of the Issuer's Common Stock, representing approximately 6.4% of the outstanding shares of Common Stock.

     (b)  Number of Shares as to which the Reporting Person has:

          (i)   Sole power to vote or to direct the vote:  0 shares.

          (ii)  Shared power to vote or to direct the vote:  968,685 shares.

          (iii) Sole power to dispose or to direct the disposition of: 0 shares.

          (iv) Shared power to dispose or to direct the disposition of: 968,685 shares.

ITEM 5.OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable

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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTIFICATION OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


June 30, 2000                                    KSB Acquisition Corp.



                                                 /s/  Charles E. Bradley
                                                 -----------------------
                                                 Charles E. Bradley, Sr.
                                                 President

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